UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2020 (April 6, 2020)

Commission File Number 001-39059

AVITA MEDICAL LIMITED

(Name of Registrant)

Level 7, 330 Collins Street

Melbourne VIC 3000 Australia

Tel: +61 (0) 3 8689 9997

Fax: +61 (0) 8 9474 7742

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

AVITA MEDICAL LIMITED

Form 6-K

TABLE OF CONTENTS

Page

Explanatory Note	Page 2

Signatures	Page 3

Avita Medical Preliminary Estimates of Top Line Results for Third Quarter and COVID-19 Update	Exhibit 99.1

EXPLANATORY NOTE

Avita Medical Limited (the “Company”) published its Preliminary Estimates of Top Line Results for Third Quarter and COVID-19 Update (the “Public Notice”) to the Australian Securities Exchange on April 6, 2020. A copy of the Public Notice is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avita Medical Limited

By:	/s/ David McIntyre
Name:	David McIntyre
Title:	Chief Financial Officer

Date: April 14, 2020

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